Exhibit 4.17

Description of the Registrant’s Securities Registered Pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended

The common stock, par value $0.0001 per share (“Common Stock”), of GTT Communications, Inc. (the “Company,” “we,” or “our”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, on August 19, 2019, our stockholders received a dividend of one right (a “Right”) for each outstanding share of Common Stock, which Rights are also registered under Section 12 of the Exchange Act. The following description sets forth certain general terms and provisions of our Common Stock and Rights. These descriptions are in all respects subject to and qualified in their entirety by, and should be read in conjunction with, the applicable provisions of our Second Amended and Restated Certificate of Incorporation, as amended, including by the Certificate of Designations of Series A Junior Participating Cumulative Preferred Stock, dated August 7, 2019 (our “Charter”), our Amended and Restated Bylaws, as amended (our “Bylaws”), and that certain Section 382 Rights Agreement, dated as of August 7, 2019, between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”), each of which is incorporated herein by reference and copies of which are incorporated by reference as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and the applicable provisions of General Corporation Law of the State of Delaware (the “DGCL”).

Authorized Capital Stock

We are authorized to issue 80,000,000 shares of Common Stock and 5,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Common Stock

Dividends

Subject to any preferential dividend rights of any Preferred Stock then outstanding, holders of our Common Stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds.

Voting

Holders of our Common Stock are entitled to one vote for each share of our Common Stock held of record for the election of directors and on all matters submitted to a vote of the stockholders. The holders of our Common Stock do not have any cumulative voting rights.

Distributions on Liquidation

In the event of our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any Preferred Stock then outstanding. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Other Rights

Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to our Common Stock.

Relationship to Preferred Stock

Under our Charter, our board of directors is authorized, without further action by the stockholders, to designate and issue up to an aggregate of 5,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences or sinking fund terms, any or all of which may be greater than the rights of our Common Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any designation creating a series of Preferred Stock.

Anti-Takeover Effects of Delaware Law and Provisions of our Charter and our By-laws

Certain provisions of the DGCL and of our Charter and our Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of Forum

Our By-laws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our Charter or our Bylaws, or (iv) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which we refer to herein as the “Delaware Forum Provision.” The Delaware Forum Provision provides that if the Delaware Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware shall have jurisdiction.

Board Composition and Filling Vacancies

In accordance with our Charter, at each meeting of the stockholders for the election of directors where a quorum is present, each director shall be elected by a majority of the votes validly cast with respect to that director in such election, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented and entitled to vote in person or by proxy at such meeting. Our Charter provides that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

Advance Notice Requirements

Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our Secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices.

Amendment to our Charter and our By-laws

As required by the DGCL, any amendment of our Charter must first be approved by our board of directors, and if required by law or our Charter, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class.

Our Bylaws may be amended by the affirmative vote of a majority of the directors then in office, and may also be amended by the affirmative vote (or written consent) of the holders of record of a majority of our outstanding stock entitled to vote.

Rights

On August 7, 2019, the Company’s Board of Directors (the “Board”) declared a dividend of one Right for each of our issued and outstanding shares of Common Stock, which was paid to the stockholders of record at the close of business on August 19, 2019 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-millionth of a share (a “Unit”) of the Company’s Series A Junior Participating Cumulative Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a price of $48.00 (the “Exercise Price”), subject to certain adjustments. The description and terms of the Rights are set forth in the Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC as Rights Agent (the “Rights Agent”).

The purpose of the Rights Agreement is to reduce the risk that the Company’s ability to use its net operating losses and certain other tax assets (collectively, “Tax Benefits”) to reduce potential future federal income tax obligations would become subject to limitations by reason of the Company’s experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”). A company generally experiences such an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Tax Code, increases by more than 50 percentage points over a rolling three-year period. The Rights Agreement is designed to reduce the likelihood that the Company will experience an ownership change under Section 382 of the Tax Code by (i) discouraging any person or group from becoming a 4.9% stockholder and (ii) discouraging any existing 4.9% or more stockholder from acquiring additional shares of the Company’s stock.

Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day after a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons who has acquired beneficial ownership of 4.9% or more of the Company’s outstanding shares of Common Stock, subject to certain exceptions or (ii) the close of business on the tenth business day after the commencement of a tender or exchange offer that could result upon its consummation in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Persons or groups of affiliated or associated persons who own 4.9% or more of the outstanding Common Stock prior to the first public announcement by the Company of the Board’s adoption of the Rights Agreement (which was first publicly announced at approximately 8:00 am Eastern Time on August 8, 2019) will not become an Acquiring Person so long as they do not acquire beneficial ownership of additional shares of the Common Stock representing 0.25% or more of the shares of outstanding Common Stock at a time when they beneficially own 4.9% or more of such stock (and subject to certain existing contractual rights as described in the Rights Agreement). The date on which the Company first publicly announces that a person or group has become an Acquiring Person is referred to as the “Stock Acquisition Date.”

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates (or, with respect to any uncertificated shares of Common Stock, in book entry form) and will be transferred only with such shares of Common Stock, (ii) new Common Stock certificates (or book entry shares) issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock (or book entry shares) will also constitute the transfer of the Rights associated with the Common Stock represented thereby.

Promptly after the Distribution Date, one or more certificates evidencing one Right for each share of Common Stock of the Company so held, subject to adjustment as provided in the Rights Agreement (the “Right Certificates”) were mailed to holders of record of Common Stock as of the close of business on the Distribution Date, and the separate Right Certificates alone represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date were issued with Rights.

In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise, in lieu of a number of Units of Series A Preferred Stock, that number of shares of Common Stock (or, in certain circumstances, including if there are insufficient shares of Common Stock to permit the exercise in full of the Rights, Units of Series A Preferred Stock, other securities, cash or property, or any combination of the foregoing) having a market value of two times the Exercise Price of the Right (such right being referred to as the “Subscription Right”). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company’s assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, securities of the acquiring or merging company having a market value equal to two times the Exercise Price of the Right (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances) become null and void.

Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

At any time after a person becomes an Acquiring Person, the Board may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

The Exercise Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Series A Preferred Stock on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of $0.0001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board) by the Board only until the earlier of the time at which any person becomes an Acquiring Person or the expiration date of the Rights Agreement. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

The Rights Agreement may be amended by the Board in its sole discretion at any time prior to the time at which any person becomes an Acquiring Person. After such time the Board may, subject to certain limitations, amend the Rights Agreement to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates).

The Rights are not exercisable until the Distribution Date. The Rights will expire prior to the earliest of (i) August 7, 2022 or such later date as may be established by the Board prior to the expiration of the Rights as long as the extension is submitted to the stockholders of the Company for ratification at the next annual meeting of stockholders succeeding such extension, (ii) the time at which the Rights are redeemed or exchanged by the Company, in each case as described above, (iii) the first day after the Company’s 2020 annual meeting of stockholders, if stockholder approval has not been obtained on or prior to the first day after the Company’s 2020 annual meeting of stockholders, (iv) the close of business on the effective date of the repeal of Section 382 of the Tax Code, if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of Tax Benefits, and (v) the close of business on the first day of a taxable year of the Company to which the Board determines that no Tax Benefits are available to be carried forward.

Additionally, the Rights Agreement provides that any person who desires to effect any acquisition of Common Stock that would, if consummated, result in such person (together with its affiliates and associates) beneficially owning 4.9% or more of the then outstanding Common Stock (a “Requesting Person”) may, prior to the Stock Acquisition Date, and in accordance with the Rights Agreement, request that the Board grant an exemption with respect to such acquisition under the Rights Agreement (an “Exemption Request”). The Board will only grant an exemption in response to an Exemption Request if the Board determines, in its sole discretion, that the acquisition of beneficial ownership of Common Stock by the Requesting Person does not create a significant risk of material adverse tax consequences to the Company, or if the Board otherwise determines in its sole discretion that the exemption is in the best interests of the Company. Any exemption granted may be granted in whole or in part, and may be subject to limitations or conditions (including a requirement that the Requesting Person agree that it will not acquire beneficial ownership of Common Stock in excess of the maximum number and percentage of shares approved by the Board), in each case as and to the extent the Board shall determine necessary or desirable to provide for the protection of the Tax Benefits.